Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE - August 15, 2005
FOR:	PetroKazakhstan Inc.
SUBJECT:	PKZ Confirms Receipt of Acquisition Proposals

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) in response to market rumors and as requested by the Toronto Stock Exchange announces that it has received proposals to acquire all outstanding common shares of the Company pursuant to the process announced in its June 27, 2005 news release.

The Company is in the process of assessing these proposals and expects that further discussions with interested parties will continue.

At this time, there can be no assurance that this process will lead to a potential transaction which could be recommended to shareholders as being in their best interests.

The Company does not intend to comment further until the process is complete.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8425